TSX-V: AVU US OTC: AVPMF FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520	F: (888) 889-4874

December 3, 2025		NR 10 – 2025

Avrupa Minerals Announces $500,000 Private Placement

Avrupa Minerals Ltd. (TSXV:AVU) (“Avrupa” or the “Company”) is pleased to announce that it intends to complete a $500,000 private placement of Units. The proceeds of the private placement financing will be used to fund exploration at its copper-focused projects in Finland, ongoing operations in Portugal, and for working capital. Avrupa also holds the Slivova gold project in Kosovo which is currently under option to a third party who manages and funds the project.

Private Placement

Subject to the approval of the TSX Venture Exchange (the “Exchange”), the Company intends to raise $500,000 by way of a non-brokered private placement offering (the “Offering”) by issuing 10 million units (each, a “Unit”) at a price of $0.05.

Each Unit will be comprised of one common share of the Company and one common share purchase warrant (each, a “Warrant”). Each Warrant will entitle the holder thereof to purchase one additional common share of the Company at an exercise price of $0.075 per common share, for a period of 36 months from the date of closing of the Offering.  Finders' fees of 8.0% in cash will be paid to eligible parties.

The proceeds from the issuance of the Units will be used by the Company to fund drilling and exploration programs in Finland, to fund ongoing operations in Portugal and Kosovo, and for general corporate purposes.

Closing of the Offering is subject to all applicable regulatory approvals, including the approval of the Exchange.  All securities are subject to a hold period of four months and one day in accordance with applicable securities laws.

Company History

Avrupa’s CEO, Paul Kuhn, is backed up by the team at Pacific Opportunity Capital Ltd. (“POC”) lead by Mark T. Brown, who is also Chair of Avrupa. POC has had many successes and invests in companies for their long-term success, assisting investee companies with a focus on strong governance, efficient operations, and projects that have the potential to become mines.

Under this leadership, the Company has made two mineral discoveries in historic mining districts, and it continues to advance these projects, one through a joint venture in Kosovo, and the other 100%-owned in Portugal.

Portugal has a long history of copper mining, at least since Roman times, in its portion of the Iberian Pyrite Belt (“IPB”) which stretches over 250 kilometers from near Lisbon, Portugal to beyond Seville, in Spain. The total IPB is known to contain more than 80 volcanogenic massive sulfide deposits, seven of which presently host active mining operations, two in Portugal and five in Spain.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company directed to discovery of mineral deposits, using a hybrid project generator business model.  The Company holds one 100%-owned license in Portugal, the Alvalade VMS Project, and has submitted an application for a mining license covering the Sesmarias massive sulfide showing within the Project area.  The Company holds one 49%-owned exploration license covering the Slivova Gold Project in Kosovo, optioned to Western Tethyan Resources.  The Company is actively advancing seven copper-zinc prospects and one gold prospect in central Finland through its partnership with Akkerman Exploration B.V. in the Finnish exploration company, Akkerman Finland Oy.  Avrupa focuses its project generation work in politically stable and prospective regions of Europe, presently including Portugal, Finland, and Kosovo.  The Company continues to seek and develop other opportunities around Europe, and is actively looking for new JV partnerships in Finland and Portugal.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval of the scientific and technical content in the news release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.